Exhibit 99.6

PRESS RELEASE Brussels, 11 November 2015

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

Anheuser-Busch InBev Announces Agreement with

Molson Coors for Complete Divestiture of SABMiller’s

Interest in MillerCoors

Molson Coors to acquire SABMiller’s interest in MillerCoors

AB InBev will not own SABMiller’s U.S. business

Transaction includes ownership of the Miller brand globally

Also includes U.S. licenses to all brands within the MillerCoors portfolio

Total transaction value of 12 billion USD

Sale conditional on completion of AB InBev’s acquisition of SABMiller

Anheuser-Busch InBev (“AB InBev”) (Euronext: ABI) (NYSE: BUD) today announced an agreement with Molson Coors Brewing Company (“Molson Coors”) (NYSE: TAP) (TSX: TPX) regarding a complete divestiture of SABMiller plc’s (“SABMiller”) (LSE: SAB) (JSE: SAB) interest in MillerCoors LLC (“MillerCoors”), a joint venture in the U.S. and Puerto Rico between Molson Coors and SABMiller (the “MillerCoors Transaction”). The total transaction is valued at 12 billion USD and is conditional on the completion of AB InBev’s previously announced acquisition of SABMiller (the “SABMiller Transaction”). The SABMiller Transaction is expected to complete in the second half of 2016, subject to satisfying the relevant regulatory clearances.

Under the terms of the purchase agreement, Molson Coors will acquire SABMiller’s 50% voting interest and 58% economic interest in MillerCoors. Upon completion of the transaction, MillerCoors will become a wholly owned subsidiary of Molson Coors, and Molson Coors will have full control of the operations and resulting economic benefits of MillerCoors.

Under the agreement, Molson Coors will acquire full ownership of the Miller brand portfolio outside of the U.S. and retain the rights to all of the brands currently in the MillerCoors portfolio for the U.S. market, including import brands such as Peroni and Pilsner Urquell. The sale also includes the global Miller brand, currently sold in over 25 countries (including Canada, Colombia, Czech Republic, Ecuador, Mexico, Panama, Romania, Russia, South Africa and the United Kingdom), as well as related trademarks and other intellectual property rights.

PRESS RELEASE Brussels, 11 November 2015

Carlos Brito, Chief Executive Officer of AB InBev, said, “Our combination with SABMiller is about creating the first truly global beer company and bringing more choices to beer drinkers in markets outside of the U.S. We are pleased to have reached this agreement with Molson Coors to divest SABMiller’s U.S. assets. We will continue to proactively address any regulatory concerns regarding our combination with SABMiller in other relevant markets.”

Mark Hunter, President and Chief Executive Officer of Molson Coors, said, “SABMiller has been an excellent partner for the past seven years and we are extremely proud of the organization that our teams have created. We have a deep passion for and understanding of the MillerCoors brands, strategy and culture and believe this transaction is the ideal outcome for this business. We look forward to continuing to provide our distributors, retailers and consumers with an extraordinary portfolio of brands.”

Both the MillerCoors Transaction and the SABMiller Transaction are conditional upon the receipt of, among other things, customary regulatory approvals.

In connection with this transaction, Lazard acted as lead financial advisor to AB InBev. Barclays has also provided financial advice to AB InBev. Cravath, Swaine & Moore LLP and Freshfields Bruckhaus Deringer LLP acted as legal counsel.

Prior to the completion of the SABMiller Transaction, neither AB InBev nor any AB InBev subsidiary or affiliate will possess any right, title or interest in or to the assets to be transferred by SABMiller to Molson Coors pursuant to the MillerCoors Transaction. There can be no assurance that the MillerCoors Transaction or the SABMiller Transaction will occur or will occur on the contemplated timetable.

Media	Investors
Marianne Amssoms	Graham Staley
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: graham.staley@ab-inbev.com

Karen Couck	Christina Caspersen
Tel: +1-212-573-9283	Tel: +1-212-573-4376
E-mail: karen.couck@ab-inbev.com	E-mail: christina.caspersen@ab-inbev.com

Kathleen Van Boxelaer	Heiko Vulsieck
Tel: +32-16-27-68-23	Tel: +32-16-27-68-88
E-mail: kathleen.vanboxelaer@ab-inbev.com	E-mail: heiko.vulsieck@ab-inbev.com

Steve Lipin, Brunswick Group US
Tel: +1-212-333-3810
E-mail: slipin@brunswickgroup.com

Richard Jacques, Brunswick Group UK

PRESS RELEASE Brussels, 11 November 2015

Tel: +44-20-7404-5959
E-mail: rjacques@brunswickgroup.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 155 000 employees based in 25 countries worldwide. In 2014, AB InBev realized USD 47.1 billion revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. Learn more at ab-inbev.com, at facebook.com/ABInBev or on Twitter through @ABInBevNews.

Lazard is acting exclusively as lead financial adviser to AB InBev and for no one else in connection with the matters described in this announcement and is not, and will not be, responsible to anyone other than AB InBev for providing the protections afforded to clients of Lazard, or for providing advice in connection with the matters described in this announcement. For these purposes “Lazard” means Lazard Frères & Co. LLC and Lazard & Co., Limited. Lazard & Co., Limited is authorised and regulated in the United Kingdom by the Financial Conduct Authority. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this announcement or the matters described in this announcement.

Barclays Bank PLC, through its Investment Bank (“Barclays”), is acting as financial adviser exclusively for AB InBev and no one else in connection with the matters referred to in this announcement and is not, and will not be responsible to any person other than AB InBev for providing the protections afforded to clients of Barclays nor for giving advice in connection with the matters referred to in this announcement. Barclays is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

Further information, including all documents related to the proposed acquisition of SABMiller by AB InBev can be found at www.globalbrewer.com.

PRESS RELEASE Brussels, 11 November 2015

NOTES

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to AB InBev’s proposed acquisition of SABMiller and AB InBev’s proposed divestiture of certain SABMiller assets to Molson Coors (including with respect to the expected timing and scope of these transactions), and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev, Molson Coors and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results

PRESS RELEASE Brussels, 11 November 2015

to be materially different, including the satisfaction of the pre-conditions and the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 24 March 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev, Molson Coors or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In the event that AB InBev and SABMiller implement a transaction relating to the acquisition of SABMiller by AB InBev, AB InBev or Newco (a Belgian limited liability company to be formed for the purposes of such transaction) may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING SUCH POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.